

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Brady Granier
President, Chief Executive Officer, Director
BioCorRx Inc.
2390 East Orangewood Avenue, Suite 575
Anaheim, CA 92806

> **Re: BioCorRx Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 27, 2018**
> **File No. 000-54208**

Dear Mr. Granier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Notice of Stockholder Action by Written Consent
General Information, page 3

1. We note that you state "this is not a notice of a meeting of stockholders and no stockholders' meeting will be held to consider any matter described herein." However, you refer on page 11 of your preliminary information statement to a Special Meeting. Additionally, at certain points you also imply that stockholder approval is being sought for the matters discussed. This is inconsistent with your assertions that the majority stockholders have already approved the matters and that the information statement is being mailed solely for informational purposes. Revise to clarify these contradictory statements.

2.   Confirm that you have not yet sent or given the information statement to security holders. We note that your preliminary information statement seems to indicate mailing on February 27, 2018. Refer to Rule 14c-5.

Security Ownership of Certain Beneficial Owners and Management, page 11

3.   Conform your beneficial ownership table on page 12 to the requirements of Item 403 of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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